[BLANK ROME LLP LETTERHEAD]

Phone:	215-569-5398
Fax:	215-832-5398
Email:	khitchens@blankrome.com

February 14, 2011

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Global Real Estate Investments Fund; SEC File Numbers: 333-160919 and 811-22322

Ladies and Gentlemen:

On behalf of our client, Global Real Estate Investments Fund (the “Fund”), transmitted herewith is a copy of the Fund’s preliminary proxy statement (the “Proxy Statement”) for filing under the Securities Act of 1933 and the Investment Company Act of 1940.

Please call me at (215) 569-5398, or Mary Stokes at (215) 569-5530 with any comments or questions regarding the above.  Thank you.

Very truly yours,

/s/ Katharine E. Hitchens